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                           DSG INTERNATIONAL LIMITED

                                                              November 13, 1996

Dear Fellow Shareholders:

  DSG International Limited (the "Company") is offering to purchase up to 850,000 of the Company's Ordinary Shares, representing approximately 11% of the Company's currently outstanding Ordinary Shares at a price not greater than $14.50 nor less than $12.75 per Share. This offer provides shareholders with an opportunity to sell some or all of their shares without the payment of any brokerage fees. The Company will use its available cash on hand and some borrowed funds to purchase the shares.

  The Offer to Purchase is being made by means of a so-called "Dutch Auction," which permits you to select the cash price within the specified range at which you are willing to sell shares to the Company. The Company will determine the lowest single purchase price within that range that will enable it to buy 850,000 shares, assuming at least that many shares have been properly tendered. The Company will then pay that price for all shares properly tendered at or below that price, subject to possible proration. Any shares tendered by you which the Company does not purchase will be returned to you.

  Unless extended by the Company, the offer will expire at 12:00 Midnight, New York City time, on Friday, December 13, 1996. Neither the Company nor its Board of Directors makes any recommendation to any shareholder whether to tender any or all shares.

  The offer is explained in detail in the enclosed Offer to Purchase and related Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. Should you have any questions regarding the offer or need assistance in tendering your shares, please call D.F. King & Co., Inc., the Information Agent for the offer, toll-free at (800) 714-3306.

                                  Sincerely,

                                 Brandon Wang
                           Chairman of the Board and
                            Chief Executive Officer